FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                          HSBC SELLS 19 PER CENT STAKE
                   IN IBUSINESSCORPORATION.COM TO CHEUNG KONG

The Hongkong and Shanghai Banking Corporation Limited has sold its 19 per cent stake in iBusinessCorporation.com Holdings Limited (iBC.com) to Cheung Kong (Holdings) Limited for a consideration of HK$6.98 million (approximately US$895,000).

iBC.com is a joint venture company established by four parties in early 2000 to focus on facilitating e-commerce on the internet. Hang Seng Bank Limited (62.14 per cent-owned by The Hongkong and Shanghai Banking Corporation) holds a 4.75 per cent stake which it is also selling to Cheung Kong, for HK$1.75 million (approximately US$224,000). Hutchison Whampoa Limited holds 26.69 per cent.

Cheung Kong already holds a 49.56 per cent interest in iBC.com. Following its purchases from HSBC and Hang Seng Bank, it now owns 73.31 per cent of iBC.com.

The sale by HSBC and Hang Seng Bank aims to allow iBC.com to consolidate its management.

Note to editors:

The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 10,000 offices in 82 countries and territories and assets of US$1,861 billion as at 31 December 2006, is one of the world's largest banking and financial services organisations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 July 2007